Filed pursuant to Rule 424(b)(3)

File No. 333-218991

Prospectus Supplement No. 5 Dated May 7, 2018

(To Prospectus Dated October 27, 2017, as updated and

supplemented by Prospectus Supplement No. 1, dated

November 22, 2017; Prospectus Supplement No. 2 dated

January 17, 2018; Prospectus Supplement No. 3 Dated

February 13, 2018; and Prospectus Supplement No. 4

Dated April 16, 2018)

JERASH HOLDINGS (US), INC.

 1,591,750 Shares of Common Stock and

up to 74,000 Shares of Common Stock Underlying Warrants

This Prospectus Supplement No. 5 (the “Prospectus Supplement”) updates and supplements the prospectus of Jerash Holdings (US), Inc. (the “Company,” “we,” “us,” or “our”) dated October 27, 2017, as updated and supplemented by Prospectus Supplement No. 1, dated November 22, 2017, Prospectus Supplement No. 2, dated January 17, 2018, Prospectus Supplement No. 3, dated February 13, 2018 and Prospectus Supplement No. 4, dated April 16, 2018 (collectively, the “Prospectus”). The purpose of this Prospectus Supplement is to update the Prospectus with the attached documents, which we filed with the Securities and Exchange Commission:

A.	Our Current Report on Form 8-K filed on May 3, 2018.

This Prospectus Supplement should be read in conjunction with the Prospectus, which is required to be delivered with this Prospectus Supplement. This Prospectus Supplement updates, amends and supplements the information included in the Prospectus. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

This Prospectus Supplement is not complete without, and may not be delivered or used except in connection with the Prospectus, including any amendments or supplements to it.

The purchase of the securities offered through the Prospectus involves a high degree of risk. Before making any investment in our common stock, you should carefully consider the risk factors section beginning on page 8 of the Prospectus.

You should rely only on the information contained in the Prospectus, as supplemented or amended by this Prospectus Supplement and any other prospectus supplement or amendment thereto. We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is May 7, 2018.

Index to Filings

Annex
Current Report on Form 8-K filed with the Securities and Exchange Commission on May 3, 2018	A

Annex A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 2, 2018

Jerash Holdings (US), Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38474	81-4701719
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

147 W. 35th Street, Room #1603, New York, NY 10001
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (212) 575-9085

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 1.01	Entry into a Material Definitive Agreement.

On May 2, 2018, Jerash Holdings (US), Inc. (the “Company”) closed its initial public offering (the “Offering”) of common stock, par value $0.001 per share (the “Common Stock”) and sold 1,430,000 shares of Common Stock to certain purchasers for gross proceeds of approximately $10 million. The Common Stock will commence trading on the Nasdaq Capital Market (the “Nasdaq”) on May 4, 2018 under the symbol JRSH.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On May 3, 2018, the Company’s Board of Directors (the “Board”) increased the size of the Board from two to five members in order to comply with the corporate governance provisions of the Nasdaq listing rules. The Board named three directors to fill the newly created vacancies: Gary J. Haseley, Sean Socha, and Mak Chi Yan. The Board determined that each of these new directors is independent under the independence standards of Nasdaq. In addition to reimbursement for reasonable expenses incurred in connection with serving on the Board, the Company will pay each independent director an annual fee of $75,000 in cash or Common Stock at each director’s election. Each of these newly elected directors will serve until the next annual meeting of shareholders and until his successor is elected and qualified or until his earlier resignation or removal.

None of Messrs. Haseley, Socha or Mak was appointed pursuant to any arrangement or understanding with any person. None of Messrs. Haseley, Socha or Mak nor any of their immediate family has been a party to any transaction with the Company, nor is any such transaction currently proposed that would be reportable under Item 404(a) of Regulation S-K.

Also on May 3, 2018, the Board established separate standing audit, compensation and nominating and corporate governance committees. Those committees are comprised as follows:

Name	Audit	Compensation	Nominating and Corporate Governance
Gary J. Haseley	X	Chair	X
Choi Lin Hung
Sean Socha	Chair	X	X
Mak Chi Yan	X	X	Chair
Wei (“Kitty”) Yang

Item 8.01	Other Events.

On May 2, 2018, the Company issued a press release announcing the closing of the Offering and the listing of the Common Stock on Nasdaq. A copy of this press release is attached hereto as Exhibit 99.1.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Press Release, dated May 2, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JERASH HOLDINGS (US), INC.

Dated: May 3, 2018	By:	/s/ Richard J. Shaw
Richard J. Shaw
Chief Financial Officer

Exhibit 99.1

FOR IMMEDIATE RELEASE

Jerash Announces Listing on Nasdaq and Closing of Initial Public Offering

Company to Begin Trading on Nasdaq Capital Market under the symbol JRSH

NEW YORK, NY — May 2, 2018 (Access Wire) — Jerash Holdings (US), Inc. (the “Company”) announced approval to list its shares of common stock on the Nasdaq Capital Market effective May 4, 2018, and will trade under the symbol JRSH.

The Company also announced the closing of its “best efforts” initial public offering of common stock, at a price of $7.00 per share (the “offering”). The Company sold the maximum amount of shares in this offering, or 1,430,000 shares, for total gross proceeds to the Company of approximately $10,010,000 before deducting offering expenses.

Network 1 Financial Securities, Inc. acted as the underwriter for this offering.

The Company intends to use the net proceeds from the offering to fund development of new and current projects and facilities, for potential acquisitions, and for general corporate purposes and working capital.

A registration statement relating to these shares was declared effective by the Securities and Exchange Commission on March 14, 2018 (File No. 333-222596). The offering was made only by means of a written prospectus forming part of the registration statement. The final prospectus and any prospectus supplements relating to the offering are also available on the SEC’s website at http://www.sec.gov. This press release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Jerash Holdings (US), Inc.

Jerash Holdings (US), Inc. (Nasdaq: JRSH) is a manufacturer utilized by many well-known brands and retailers, such as Walmart, Costco, Sears, Hanes, Columbia, Land’s End, VF Corporation (which owns brands such as The North Face, Nautica, Timberland, Wrangler, Lee, Jansport, etc.), and Philip-Van Heusen (which owns brands such as Calvin Klein, Tommy Hilfiger, IZOD, Speedo, etc.). Its production facilities are made up of three factory units and two warehouses and employ approximately 2,700 people. The total annual capacity at its facilities is approximately 6.5 million pieces. Additional information is available at http://www.jerashholdings.com.

Contact:

Richard J. Shaw

Chief Financial Officer

(212) 575-9085

Matt Kreps, Darrow Associates Investor Relations
(214) 597-8200
mkreps@darrowir.com